Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2 Months	7 Months	39 Weeks	Fiscal Years Ended
	Ended	Ended	Ended
	25-Sep	30-Jul	27-Sep	27-Dec	28-Dec	29-Dec	30-Dec	25-Dec
	2004	2004	2003	2003	2002	2001	2000	1999

COMPUTATION OF EARNINGS
Income before taxes	$5.4	$(69.6)	$16.2	$7.3	$39.0	$40.8	$38.3	$30.2
Net interest expense	8.0	6.3	10.5	14.1	17.9	27.6	35.9	29.3
Interest portion of operating lease expense	25.6	7.2	29.8	40.3	33.6	27.3	22.6	18.3

Earnings	$38.9	$(56.1)	$56.5	$61.6	$90.5	$95.8	$96.9	$77.9

COMPUTATION OF FIXED CHARGES
Net interest expense	$8.0	$6.3	$10.5	$14.1	$17.9	$27.6	$35.9	$29.3
Capitalized interest	0.1	0.1	0.2	0.2	0.4	0.4	0.3	0.5
Interest portion of operating lease expense	25.6	7.2	29.8	40.3	33.6	27.3	22.6	18.3

Fixed Charges	$33.7	$13.6	$40.5	$54.6	$51.9	$55.4	$58.9	$48.2

RATIO OF EARNINGS TO FIXED CHARGES	1.16	(4.14)	1.40	1.13	1.74	1.73	1.64	1.62